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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 14:38:25 07 May 2025

RNS Number : 7345H
Unilever PLC
07 May 2025

Unilever PLC (the "Company")

Notification of transactions by persons discharging managerial responsibilities ("PDMR"
associated with them

Transfer and Acquisition of Shares

On 7 May 2025, Fernando Fernandez, Chief Executive Officer and PDMR, transferred 100,000 orc of the Company to his wife, Silvia Musso, at nil consideration per share. Following this transacti aggregate beneficial holding is unchanged and he continues to retain a material personal sharehol above his minimum shareholding requirement. The Notification of Dealing Forms can be found belc

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Fernandez
2	**Reason for the notification**	
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification / amendment	Initial notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Transfer of shares to Silvia Musso (spouse) for nil consideration
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): Nil Volume(s): 100,000
e)	Aggregated information - Volume - Total	- n/a as a single transaction
f)	Date of the transaction	2025/05/07
g)	Place of the transaction	Outside a trading venue

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Silvia Musso
2	**Reason for the notification**	
a)	Position/status	Person closely associated with PDMR (Fernando Ferı Chief Executive Officer (Director))
b)	Initial notification / amendment	Initial notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Acquisition of shares following transfer from Fernanc Fernandez (spouse) for nil consideration
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): Nil Volume(s): 100,000
e)	Aggregated information - Volume - Total	 - n/a as a single transaction
f)	Date of the transaction	2025/05/07
g)	Place of the transaction	Outside a trading venue

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